UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Star Bulk Carriers Corp.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    Y8162K105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No. Y8162K105                    13G                     Page 2 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Giovine Capital Group LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,865,017
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            5,865,017
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,865,017
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

--------------------                                           -----------------
CUSIP No. Y8162K105                    13G                     Page 3 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas A. Giovine
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,865,017
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            5,865,017
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,865,017
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is filed with respect to the Common Stock of Star Bulk Carriers Corp., a Marshall Islands corporation, to amend the Schedule 13G filed on December 28, 2007 (the "Schedule 13G"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4:             Ownership:
------              ---------

     Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

     As of the close of business on February 1, 2008:

  A. Giovine Capital
     ---------------

     (a) Amount beneficially owned: 5,865,017 shares of Common Stock, consisting of 3,577,117 shares of Common Stock held by the Funds and 2,287,900 shares of Common Stock issuable upon exercise of Warrants held by the Funds.
     (b) Percent of class: 12.9%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 45,459,430 shares of Common Stock issued and outstanding which is the sum of (i) 43,171,530 shares of Common Stock outstanding as of October 30, 2007, as reported in the Issuer's Registration of Securities on Form F-4/A filed with the Securities and Exchange Commission on October 30, 2007, and (ii) 2,287,900 shares of Common Stock that would be issued to the Reporting Persons on exercise of all Warrants held by them collectively.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 5,865,017
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 5,865,017

  B. Mr. Giovine
     -----------

     (a) Amount beneficially owned: 5,865,017 shares of Common Stock, consisting of 3,577,117 shares of Common Stock held by the Funds and 2,287,900 shares of Common Stock issuable upon exercise of Warrants held by the Funds.
     (b) Percent of class: 12.9%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 5,865,017
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 5,865,017

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Item 6 of the Schedule 13G is hereby amended and restated in its entirety as follows:

     One of the Funds controlled by Giovine Capital, Giovine Investment Partners International Ltd., directly holds on an as-converted basis in excess of 5.0% of the total outstanding Common Stock of the Company and may thereby have the right to receive the proceeds from the sale of such Shares.

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 5, 2008


                                        GIOVINE CAPITAL GROUP LLC


                                        By:  /s/ David R. Beach
                                             -----------------------------------
                                             Name:   David R. Beach
                                             Title:  Chief Operating Officer



                                        /s/ Thomas A. Giovine
                                        ----------------------------------------
                                        Thomas A. Giovine



              [SIGNATURE PAGE TO AMENDMENT NO. 1 SCHEDULE 13G WITH
                      RESPECT TO STAR BULK CARRIERS CORP.]